MedWorth Acquisition Corp.

801 Brickell Avenue

Suite 943

Miami, FL 33131

June 24, 2013

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	MedWorth Acquisition Corp.

Registration Statement on Form S-1

File No.: 333-188706

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1 (No. 333-188706) (the “Registration Statement”) of MedWorth Acquisition Corp. (the “Registrant”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Washington, D.C. time, on Wednesday, June 26, 2013, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Broad and Cassel, by calling Nina S. Gordon at (561) 218-8856. We also respectfully request that a copy of the written order from the Securities and Exchange Commission (the “Commission”) verifying the effective time and date of the Registration Statement be sent to our counsel, Broad and Cassel, Attention: Nina S. Gordon, by email to ngordon@broadandcassel.com or by facsimile to (561) 218-8978.

The Registrant acknowledges the following:

•	Should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Registrant may not assert Staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

June 24, 2013

Please do not hesitate to call Ms. Gordon at (561)218-8856 if you have any questions regarding this request.

Very truly yours,

/s/ Charles F. Fistel

Charles F. Fistel

Chief Executive Officer